Exhibit 99.1

FEMSA Comercio announces agreement with Chilean retailer SMU to acquire OK Market stores

Monterrey, Mexico, October 08, 2020 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced that its subsidiary, FEMSA Comercio has reached an agreement with SMU, S.A, a leading Chilean retailer, to acquire its OK Market store chain for a total amount of 1,515,965 Unidades de Fomento1 or approximately CLP $43,500 million. The transaction is subject to final confirmatory due diligence, the signing of definitive agreements and customary regulatory and anti-trust approvals and is expected to close during 2021.

About OK Market

OK Market is a leading small-format proximity store chain in Chile with more than 120 locations. During 2019, it recorded total sales of more than CLP $50,000 million.

Daniel Rodríguez Cofre, FEMSA Comercio’s CEO, commented:

“In recent years, we have made great progress developing the value proposition and footprint of our OXXO proximity stores in Chile. The transaction announced today will allow us to improve the way we serve this key market and our Chilean customers.”

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About FEMSA Comercio

FEMSA Comercio is a company that creates economic and social value in the countries where it has a presence. It operates different small-format store chains in Mexico, Colombia, Chile, Peru, Ecuador and Brazil, among which there are OXXO proximity stores, drugstores under the brands YZA, Farmacon, Moderna, Cruz Verde, Fybeca and SanaSana, and Maicao beauty stores. It also operates service stations in Mexico under the OXXO GAS brand. Through its business units, FEMSA Comercio has more than 198,000 employees and serves more than 13 million consumers every day.

About FEMSA

FEMSA creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides integrated logistics services through Solistica, as well as point-of-sale refrigeration and plastics solutions to FEMSA's business units and third-party clients. FEMSA also participates in the janitorial and sanitation distribution industry in the United States. Through its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate is sustainability performance.

1 Unidades de Fomento: Chilean inflationary variable accounting unit. 1 Unidad de Fomento = 28,715.50 CLP as of October 08 2020.

October 08, 2020	1